Exhibit 99.1

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank
Huihe South Street, Chaoyang District Beijing,
People’s Republic of China

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: QH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of holders of ordinary shares of US$0.0001 each of Quhuo Limited (the “Company”), including Class A ordinary shares, Class B ordinary shares, and Class C ordinary shares (collectively, the “Ordinary Shares”), will be held on March 11, 2026, at 10:00 p.m., Eastern Time (March 12, 2026, at 10:00 a.m., Beijing Time), at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Holders of the Company’s American depositary shares (“ADSs”) may exercise voting rights in respect of the underlying Class A ordinary shares through Deutsche Bank Trust Company Americas, as depositary, in accordance with the deposit agreement.

The Meeting and any or all adjournments thereof will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.      By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved.

2.      By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

3.      By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company, by the creation of (a) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

4.      By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)     the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO: US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”), of which 22,672,264,508 New Class A Ordinary Shares, 6,296,630 Class B Ordinary Shares, and 100,000,000 New Class C Ordinary Share and are issued and are fully paid up and the remainder are unissued; and

(e)     each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

5.      By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

The Board has fixed the close of business on February 13, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s latest annual report, from the Company’s website at https://ir.quhuo.cn/.

The Board is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) submit it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, or (ii) submit it by mail or deliver it to the Vote Processing address shown on your proxy card. Holders of the Company’s ADSs may exercise voting rights in respect of the underlying Class A ordinary shares represented by such ADSs only through the depositary in accordance with the deposit agreement.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxy need not be a shareholder of the Company.

By Order of the Board of Directors,
/s/ Leslie Yu
Leslie Yu
Chief Executive Officer

i

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank
Huihe South Street, Chaoyang District Beijing,
People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 P.M. Eastern Time on March 11, 2026 (10:00 A.M. Beijing Time on March 12, 2026)

The Board is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on March 11, 2026, at 10:00 p.m., Eastern Time (March 12, 2026, at 10:00 a.m., Beijing Time), at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests but will not be able to participate in or vote at the Meeting. Holders of the Company’s ADSs may exercise voting rights in respect of the underlying Class A ordinary shares represented by such ADSs only through the depositary in accordance with the deposit agreement.

Only holders of the Ordinary Shares of the Company of record at the close of business on February 13, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The presence in person or by proxy (or, in the case of a shareholder being a corporate entity, by its duly authorized representative) of one or more shareholders entitled to vote, representing not less than one-third (1/3) of the total voting power of the Company’s issued and outstanding share capital, shall constitute a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of Ordinary Shares shall be entitled to vote the number of votes attached to such holder’s Ordinary Shares, as set forth in the Company’s amended and restated memorandum and articles of association (“Articles”).

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.  By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved.

2.  By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

3. By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company, by the creation of (a) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

4. By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)     the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO: US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”) by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, of which 22,672,264,508 New Class A Ordinary Shares, 6,296,630 Class B Ordinary Shares, and 100,000,000 New Class C Ordinary Share and are issued and are fully paid up and the remainder are unissued; and

(e)     each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

5. By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

The Board of Directors recommends a vote “FOR” Proposals 1, 2, 3, 4, and 5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, or (ii) vote it by mail or deliver it to the Vote Processing address shown on your proxy card.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of The Nasdaq Stock Market LLC, which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s investor relations website. The annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2024 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials” section of the Company’s investor relations website. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations contact of the Company at ir@meishisong.cn.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

The Company is holding an extraordinary general meeting of shareholders to consider and vote on the proposals listed herein. The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important, and the Company encourages you to submit your proxy as soon as possible.

What proposal(s) are being asked to consider?

The shareholders are being asked to consider and approve the following proposals:

1.  By way of an ordinary resolution, that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date be approved.

2.  By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

3. By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company,

by the creation of (a) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

4. By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)     the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO: US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”) by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, of which 22,672,264,508 New Class A Ordinary Shares, 6,296,630 Class B Ordinary Shares, and 100,000,000 New Class C Ordinary Share and are issued and are fully paid up and the remainder are unissued; and

(e)     each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

5. By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

What are the recommendations of the Board of Directors?

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ADR TERMINATION AND THE LISTING OF CLASS A ORDINARY SHARES, THE SHARE CONSOLIDATION, THE SHARE CAPITAL INCREASE, SHARE SUB-DIVISION, CHANGE IN AUTHORIZED SHARE CAPITAL, AND THE POTENTIAL SHARE CONSOLIDATION ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH OF THESE PROPOSALS.

When and where will the Meeting be held?

The Meeting will be held on March 11, 2026, at 10:00 p.m., Eastern Time (March 12, 2026, at 10:00 a.m., Beijing Time), at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.

Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is February 13, 2026. Only holders of Ordinary Shares of the Company of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. As of February 11, 2026 (the latest practicable date before the date of this proxy statement), there were 22,778,561,139 ordinary shares issued and outstanding, consisting of (i) 22,672,264,509 Class A ordinary shares of a par value of $0.0001 each, (ii) 6,296,630 Class B ordinary shares of a par value of $0.0001 each and (iii) 100,000,000 Class C ordinary shares of a par value of $0.0001 each. The voting rights attached to the Class A ordinary shares, Class B ordinary shares, and Class C ordinary shares are as set forth in the Articles.

What constitutes a quorum for the Meeting?

At the Meeting, the presence in person or by proxy (or, in the case of a shareholder being a corporate entity, by its duly authorized representative) of one or more shareholders entitled to vote, representing not less than one-third (1/3) of the total voting power of the Company’s issued and outstanding share capital, shall constitute a quorum.

How many votes are required to approve the proposals?

The approval of each of Proposal Nos. 1 through 3 and 5 requires the passage of an ordinary resolution, meaning the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

The approval of Proposal 4 requires the passage of a special resolution, meaning the affirmative vote of two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

How do the shareholders vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each holder of Ordinary Shares shall be entitled to vote the number of votes attached to such holder’s Ordinary Shares, as set forth in the Articles, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

•        as you instruct, and

•        according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•        According to the best judgment of Leslie Yu, chief executive officer of the Company, if a proposal comes up for a vote at the Meeting that is not on the proxy card.

You may mail your proxy card to the following address:

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank
Huihe South Street, Chaoyang District Beijing,
People’s Republic of China

(2) You may vote in person at the Meeting.

How can I attend the Meeting?

The Meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.

May shareholders ask questions at the Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

What if I do not vote on the matters relating to the proposal?

If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on the applicable proposal. It will be treated as a “non-vote”.

May I change my vote after I have delivered my proxy or voting instruction card?

Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of following ways:

•        sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

•        signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

•        attending this Meeting and voting in person.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Do I have appraisal rights?

You do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Whom should I call if I have questions about the proxy materials or voting procedures?

If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company by phone at +86-10 5923-6208. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

What do I need to do now?

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

ADR Termination and Listing of Class A Ordinary Shares

Overview

The Board has approved, and is hereby soliciting shareholder approval of, (i) the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) and the cessation of trading of the Company’s American Depositary Shares on The Nasdaq Stock Market LLC, each ADS representing 900 Class A ordinary shares, par value $0.0001 per share, and (ii) the direct listing and commencement of trading of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC, with the ADR Termination and the Listing of Class A Ordinary Shares to occur on the same date, and to authorize any director or officer of the Company to take all actions necessary, appropriate or advisable to effect the foregoing.

Purpose and Background of the ADR Termination and the Listing of Class A Ordinary Shares

The Board believes that terminating the Company’s ADR program and directly listing and trading the Company’s Class A ordinary shares on Nasdaq would be more cost-effective for the Company and its shareholders and would be in the best interests of the Company, the ADS holders, and the shareholders.

Procedures

If the ADR program is to be terminated, we will instruct the depositary bank for the ADSs, Deutsche Bank Trust Company Americas (the “Depositary”), to terminate the ADR program. The Company intends to arrange for the mandatory exchange of outstanding ADSs for the underlying Class A ordinary shares (the “Exchange”) and to cause such Class A ordinary shares to be directly listed and traded on The Nasdaq Stock Market LLC.  The Company has appointed Transhare Corporation (the “Exchange Agent”) to facilitate the Exchange, which will entail the cancellation of the ADSs and the delivery of the underlying Class A ordinary shares to the applicable registered holders of the ADSs that have been cancelled. Holders who hold ADSs in brokerage accounts through the U.S. clearing system, The Depository Trust Company (DTC), will not be required to take any action to effectuate the exchange, as the Exchange Agent will coordinate the delivery of the corresponding Class A ordinary shares with DTC, and DTC will arrange for the exchange of ADSs for the corresponding Class A ordinary shares in its electronic settlement system via a mandatory debit of ADSs and a corresponding credit of applicable Class A ordinary shares. Any investors who hold ADSs outside of DTC will receive from the Exchange Agent instructions on how to exchange ADSs for Class A ordinary shares to the extent such actions are necessary. In connection with the termination of the ADR program and the Exchange, the Company will pay any ADS cancellation fees and exchange fees payable to the Depositary and the Exchange Agent, accordingly.

Non-Binding Advisory Vote

The vote solicited by this proposal is advisory, and therefore is not binding on our Company or our Board, nor will its outcome require our Company or our Board to take any action. Moreover, the outcome of the vote on this proposal will not be construed as overruling any decision by our Company or our Board. However, our Board values the opinions of our shareholders and we will consider our shareholders’ concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADR TERMINATION AND LISTING OF CLASS A ORDINARY SHARES

PROPOSAL NO. 2

Share Consolidation

Overview

The following resolutions have been requested to be considered and approved:

By way of an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 32,000-to-1, such that (i) every 32,000 Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$3.20 each, (ii) every 32,000 Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$3.20 each, (iii) every 32,000 Class C Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class C Ordinary Share of a par value of US$3.20 each, and (iv) every 32,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Undesignated Shares”) be consolidated into one Undesignated Share of a par value of US$3.20 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B Ordinary Shares of a par value of US$0.0001 each, (iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.0001 each, and (iv) 19,493,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

Purpose and Background of the Share Consolidation

The purpose for seeking approval to effect the Share Consolidation is to maintain or increase the market price of the Company’s Class A ordinary shares. The Board believes that the Share Consolidation at a ratio of 32,000-to-1 is likely to maintain or improve the market price for the Company’s Class A ordinary shares after the termination of the current ADR program and commencement of the trading of its Class A ordinary shares, and that effecting the Share Consolidation is advisable and in the best interests of the Company and its shareholders. The Share Consolidation will take effect simultaneously with the ADR Termination and the Listing of Class A Ordinary Shares.

The Company believes that the stabilized or increased market price for its Class A ordinary shares that is expected as a result of implementing the Share Consolidation will improve the marketability and liquidity of the Company’s Class A ordinary shares and will encourage interest and trading in the Company’s Class A ordinary shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting the Share Consolidation, the Company believes it may be able to maintain or raise the market price of its Class A ordinary shares to a level where its Class A ordinary shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after the Share Consolidation could alleviate this concern.

There can be no assurance that the Share Consolidation, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share immediately after the Share Consolidation, if implemented, will maintain the same or increase proportionately with the Share Consolidation ratio, or that any increase will be sustained for any period of time.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Share Consolidation, the shareholders will be notified that the Share Consolidation has been effected. The Company expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of ordinary shares.

Shareholders holding ordinary shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such shareholders should surrender to the exchange agent certificates representing pre-Share Consolidation ordinary shares in exchange for post-Share Consolidation ordinary shares in book-entry form. No new ordinary shares will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-Share Consolidation ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation ordinary shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding ordinary shares in book-entry form with the transfer agent need not take any action to receive post-Share Consolidation ordinary shares. If a shareholder is entitled to post-Share Consolidation ordinary shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of ordinary shares held following the Share Consolidation.

Upon the Share Consolidation, the Company intends to treat ordinary shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding ordinary shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds ordinary shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote

This proposal will be approved if a simple majority of the votes cast by such shareholders represented in person or by proxy and entitled to vote at the Meeting vote “FOR” this proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SHARE CONSOLIDATION

PROPOSAL NO. 3

Share Capital Increase

Overview

The following resolutions have been requested to be considered and approved:

By way of an ordinary resolution, that immediately following the Share Consolidation becoming effective, the authorized share capital of the Company be increased

FROM: US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 196.7696875 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 15,625 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company

TO: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company, by the creation of (a) 997,500,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 9,999,803.2303125 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 9,984,375 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 179,390,821.7696875 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

Vote Required for this Proposal

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SHARE CAPITAL INCREASE

PROPOSAL NO. 4

Capital Reduction, Share Sub-Division, Change in Authorized Share Capital

Overview

The following resolutions have been requested to be considered and approved:

By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

(a)     the par value of each authorized and issued share in the capital of the Company be reduced from US$3.20 per share to US$0.0001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the “Capital Reduction”);

(b)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c)     immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 32,000 shares of a par value of US$0.0001 each (the “Share Sub-Division”);

(d)    immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each, and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO: US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “New Class A Ordinary Shares”), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001each (the “New Class B Ordinary Shares”), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the “New Class C Ordinary Shares”), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the “New Undesignated Shares”) by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, of which 22,672,264,508 New Class A Ordinary Shares, 6,296,630 Class B Ordinary Shares, and 100,000,000 New Class C Ordinary Share and are issued and are fully paid up and the remainder are unissued; and

(e)     each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

Vote Required for this Proposal

The approval of this proposal requires the passage of a special resolution, meaning the affirmative vote of two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE CAPITAL REDUCTION, SHARE SUB-DIVISION AND CHANGE IN AUTHORIZED SHARE CAPITAL

PROPOSAL NO. 5

Potential Share Consolidations

Overview

The following resolutions have been requested to be considered and approved:

By way of an ordinary resolution, that conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion within five (5) years after the date of this Meeting, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 1,000, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0001 each (whether issued or unissued) be consolidated into 1 (one) ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time (the “Potential Share Consolidations”).

Vote Required for this Proposal

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative.

Recommendation of the Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE POTENTIAL SHARE CONSOLIDATIONs

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.